SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

FREDERICK’S OF HOLLYWOOD GROUP INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

624591103
(CUSIP Number)

William F. Harley, III Fursa Alternative Strategies LLC 25 Smith Street Farmingdale, New York 11735 (516) 205-8482
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 624591103	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fursa Alternative Strategies LLC IRS No.: 13-4050836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,868,871 Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,868,871 Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,868,871 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 624591103	Page 3 of 5 Pages

This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 7, 2008 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.01 per share (the “Common Stock”), of Frederick’s of Hollywood Group Inc., a New York corporation (the “Company”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following:

On March 16, 2010, the Issuer consummated a private placement of 2,907,051 shares of Common Stock at $1.05 per share.  As a result of the private placement, pursuant to the anti-dilution adjustment provisions contained in the Guarantor Warrants, the number of shares of Common Stock issuable upon exercise of the Guarantor Warrants was increased from 298,296 shares to 317,538 shares and the exercise price of such warrants was decreased from $3.52 per share to $3.31 per share.

On February 1, 2010, the Issuer entered into a Debt Exchange and Preferred Stock Conversion Agreement (the “Exchange and Conversion Agreement”) with Fursa Capital Partners LP, Fursa Master Rediscovered Opportunities Fund L.P., Blackfriars Master Vehicle LLC – Series 2 and Fursa Master Global Event Driven Fund L.P. (collectively, the “Holders”), the holders of approximately $14.3 million of the Issuer’s outstanding indebtedness, including accrued interest (collectively the “Tranche C Debt”), and approximately $8.8 million of the Issuer’s Preferred Stock, including accrued dividends. A copy of the Exchange and Conversion Agreement is incorporated by reference to Exhibit 12 herein.  Pursuant to the Exchange and Conversion Agreement, the Holders agreed to exchange and convert the entire $14.3 million of Tranche C Debt and all $8.8 million of Preferred Stock and accrued dividends into shares of Common Stock at an effective price of approximately $2.66 per share.

On May 18, 2010, the Issuer consummated the Exchange and Conversion Agreement with the Holders. At the closing, the Holders exchanged and converted the entire $14.3 million of Tranche C Debt and all $8.8 million of Preferred Stock and accrued dividends into an aggregate of 8,664,373 shares of Common Stock (“Conversion and Exchange Shares”).  Additionally, upon the closing of the transaction, the Issuer issued to the Holders three, five and seven-year warrants (“Conversion Warrants”), each to purchase 500,000 shares of Common Stock (for an aggregate of 1,500,000 shares of Common Stock), with exercise prices of $2.00 per share, $2.33 per share and $2.66 per share, respectively. A copy of the form of Conversion Warrant issued to the Holders is incorporated by reference to Exhibit 13 herein.

Item 5.                                Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended to read as follows:

(a)           As of the date hereof, the Reporting Person may be deemed to beneficially own on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority 18,868,871 shares of Common Stock, including 317,538 shares of Common Stock that the Reporting Person may purchase upon exercise of the Guarantor Warrants and 1,500,000 shares of Common Stock that the Reporting Person may purchase upon exercise of the Conversion Warrants.  This represents approximately 47.4% of the Issuer’s outstanding Common Stock (based on 38,018,199 shares outstanding following consummation of the Exchange and Conversion Agreement).

CUSIP No. 624591103	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

Pursuant to the terms of the Exchange and Conversion Agreement, the Issuer agreed to register for resale the Conversion and Exchange Shares, as well as the shares of Common Stock that may be issued to the Holders upon exercise of the Conversion Warrants.  The Issuer registered such securities, together with the other securities beneficially held by the Reporting Person as provided for in the Registration Rights Agreement, for resale on a Registration Statement on Form S-3 (SEC File No. 333-163345) that was declared effective by the Securities and Exchange Commission on April 30, 2010.

Item 7.                                Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 12
Debt Exchange and Preferred Stock Conversion Agreement, dated as of February 1, 2010, among the Company, Fursa Capital Partners LP, Fursa Master Rediscovered Opportunities Fund L.P., Blackfriars Master Vehicle LLC – Series 2 and Fursa Master Global Event Driven Fund L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 5, 2010).

Exhibit 13
Form of Warrant issued to Fursa Capital Partners LP, Fursa Master Rediscovered Opportunities Fund L.P., Blackfriars Master Vehicle LLC – Series 2 and Fursa Master Global Event Driven Fund L.P. (incorporated by reference to Exhibit A of Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on February 5, 2010).

CUSIP No. 624591103	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2010
FURSA ALTERNATIVE STRATEGIES LLC

By:	/s/ William F. Harley, III
Name: William F. Harley, III
Title: Chief Investment Officer